PHL Variable Insurance Company

One American Row Hartford, CT 06102-5056

(860) 403-6625    Fax: (860 403-7203

Email: Kathleen.McGah.@phoenixwm.com

January 14, 2015

VIA EDGAR and EMAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

Attention: Ms. Alison White, Senior Counsel

Division of Investment Management

Re:	Withdrawal of Post-Effective Amendments on Forms N-4 and N-6, Filed on November 18, 2014 (Filing Date – November 19, 2014)

PHL Variable Accumulation Account
PHL Variable Insurance Company
File No. 811-08914

Post-Effective Amendment No. 44 on Form N-4
The Big Edge Choice ®	File No. 033-87376, Version A
Phoenix Spectrum Edge ®	File No. 033-87376, Version C
Phoenix Spectrum Edge ® +	File No. 033-87376, Version D

Post-Effective Amendment No.16 on Form N-4
Phoenix Dimensions ®	File No. 333-123040

PHLVIC Variable Universal Life Account
PHL Variable Insurance Company
File No. 811-09065

Post-Effective Amendment No. 7 on Form N-6
Phoenix Benefit Choice VUL ®	File No. 333-143656

Post-Effective Amendment No. 4 on Form N-6
Phoenix Joint Edge ® VUL	File No. 333-149105

Dear Ms. White:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, PHL Variable Insurance Company (the “Company”) hereby respectfully requests, on behalf of PHL Variable Accumulation Account and PHLVIC Variable Universal Life Account (together, the “Registrants”), that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s above-referenced post-effective amendments to its Form N-4 and N-6 registration statements (“the Post-Effective Amendments”), effective as of January 18, 2015.

Each of the Post-Effective Amendments will go effective automatically on January 18, 2015. The Company has elected not to proceed with the offerings related to the Post-Effective Amendments due to the Company’s inability to complete and file additional
Rule 485(b) post-effective amendments with the Commission by December 31, 2014 containing all the required information.

In making this request for withdrawal, the Company and the Registrants confirm that:

•	the Post-Effective Amendments have not automatically become effective nor have they been declared effective by the Commission;
•	no securities have been sold in reliance on the Post-Effective Amendments or pursuant to the prospectuses contained therein; and
•	no preliminary prospectus contained in any of the Post-Effective Amendments has been distributed.

The Company believes withdrawal of the Post-Effective Amendments is consistent with the public interest and the protection of investors.

The Company believes that it will complete and file with the Commission registration statements for the Registrants that include the Company’s financial statements for the year ended December 31, 2014 prepared in accordance with generally accepted accounting principles in the United States by April 30, 2015.

If there are any questions, please feel free to contact Kathleen A. McGah, Counsel, at 860-403-6625.

Sincerely,

/s/ Kathleen A. McGah

Kathleen A. McGah, Esq.

Vice President and Assistant Secretary

PHL Variable Insurance Company

cc: Lois McGuire